UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Securities Exchange Act of 1934

(Amendment No. )*

Red Mountain Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

75678V302
(CUSIP Number)

May 3, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder if this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75678V302	SCHEDULE 13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sophia Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,224,863*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,224,863*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,863*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Includes warrants to purchase 222,222 shares of common stock of the Issuer that are exercisable within 60 days of the date of this Schedule 13G. Amounts reported in this Schedule 13G have been adjusted to give effect to a reverse stock split of the common stock of the Issuer, at an exchange ratio of 1-for-10, effective January 31, 2014.

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CUSIP No. 75678V302	SCHEDULE 13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blue Jays Stiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,224,863*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,224,863*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,863*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Includes warrants to purchase 222,222 shares of common stock of the Issuer that are exercisable within 60 days of the date of this Schedule 13G. Amounts reported in this Schedule 13G have been adjusted to give effect to a reverse stock split of the common stock of the Issuer, at an exchange ratio of 1-for-10, effective January 31, 2014.

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SCHEDULE 13G

Item 1.

(a)          Name of Issuer.

Red Mountain Resources, Inc.

(b)          Address of Issuer’s Principal Executive Offices.

2515 McKinney Avenue, Suite 900

Dallas, TX 75201

Item 2.

(a)          Name of Person Filing.

This Schedule 13G is jointly filed by and on behalf of each of Sophia Company Inc. (“Sophia”) and Blue Jays Stiftung (“BJS,” and together with Sophia, the “Reporting Persons”).

Sophia is the direct beneficial owner of the securities reported in this Schedule 13G. BJS is the sole shareholder of Sophia and may be deemed to beneficially own securities owned by Sophia.

Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities reported in this Schedule 13G.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the Issuer or securities of the Issuer.

(b)          Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Sophia is Sterling House, 16 Wesley Street Hamilton, HM 11 Bermuda.

The address of the principal business office of BJS is Landstrasse 99, Postfach 532, FL-9494, Schaan, Liechtenstein.

(c)          Citizenship.

See Item 4 on the cover page(s) hereto.

(d)          Title of Class of Securities.

Common Stock

(e)          CUSIP Number.

75678V302

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _________________________

Item 4.           Ownership.

(a)          Amount beneficially owned: See Item 9 on the cover page hereto.

(b)          Percent of class: See Item 11 on the cover page hereto.

(c)          Number of shares as to which such person has:

(i)          Sole power to vote or to direct the vote: See Item 5 on the cover page hereto.

(ii)         Shared power to vote or to direct the vote: See Item 6 on the cover page hereto.

(iii)        Sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.

(iv)         Shared power to dispose or to direct the disposition of: See Item 8 on the cover page hereto.

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Item 5.          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8.          Identification and Classification of Members of the Group.

Not applicable.

Item 9.          Notice of Dissolution of Group.

Not applicable.

Item 10.        Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2014	SOPHIA COMPANY INC.

	By:	/s/ Peter Leighton
	Name:	Peter Leighton
	Title:	Director

BLUE JAYS STIFTUNG

	By:	/s/ Peter Leighton
	Name:	Peter Leighton
	Title:	Foundation Council Member

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated October 24, 2014 (filed herewith)